KBS Fashion Group Limited

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700, China

Tel: + (86) 595 8889 6198

November 30, 2016

By EDGAR Transmission

Ms. Nasreen Mohammed

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	KBS Fashion Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed May 2, 2016

File No. 001-35715

Dear Ms. Mohammed:

We hereby submit the responses of KBS Fashion Group Limited (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 19, 2016, providing the Staff’s comments with respect to the above-referenced annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note you provide statements of financial position as of December 31, 2015 and 2014 and statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years then ended December 31, 2015. We also note the audit report included in the filing opines only on fiscal year 2015. Please amend your filing to provide reports of independent registered public accounting firms to cover all periods presented. Refer to Item 8.A.3 of Form 20-F.

Response: We have filed the Amendment No. 2 to the Form 20-F to include the auditor report from our former independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP, for the fiscal years ended December 31, 2013 and 2014.

Notes to Consolidated Financial Statements, page F-7

Note 6. Key Sources of Estimation Uncertainty, page F-20

Division of Corporation Finance

November 30, 2016

2.	We note you recognized impairment losses of $1,317,295 and $1,248,039 for prepayments for acquisition of land use rights and the related prepayments for construction on such land, respectively, during the year ended December 31, 2015. We also note on page F-29 that the carrying value of these assets is $4,774,063 and $7,160,523 and that the company expected the project would be delayed, or in the worst case, be terminated due to certain ongoing disputes. Please clarify whether the recoverable amount of these assets is the fair value less cost of disposal or its value in use and provide the corresponding disclosures per IAS 36 paragraph 130.

Response: In response to the Staff’s comment, we have revised note 6, note 22, and note 23 to disclose that the recoverable amount of these assets is the fair value less cost of disposal and provided the corresponding disclosures per IAS 36 paragraph 130. We have filed the Amendment No. 2 to the Form 20-F to include the revised footnote disclosures to the financial statements.

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Division of Corporation Finance

November 30, 2016

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please do not hesitate to contact me or Kevin (Qixiang) Sun of Bevilacqua PLLC, our US counsel at (202) 618-1519.

Sincerely,

KBS FASHION GROUP LIMTIED

By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer